UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Mallinckrodt plc

(Name of Issuer)

Shares of Common Stock, par value $0.01 per share

(Title of Class of Securities)

G5890A102

(CUSIP Number)

John N. Spinney, Jr

Bracebridge Capital, LLC

888 Boylston Street, Suite 1500

Boston, MA 02199

(617) 497-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5890A102	Page 2 of 12

(1)	Names of reporting persons FFI III S.a.r.l.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Luxembourg

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 1,477,971
	(9)	Sole dispositive power
	(10)	Shared dispositive power 1,477,971

(11)	Aggregate amount beneficially owned by each reporting person 1,477,971
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 11.22%(1)
(14)	Type of reporting person (see instructions) OO

(1)

Based on 13,170,932 shares of common stock, $0.01 par value, (the “Shares”) reported outstanding as of May 5, 2023 in Mallinckrodt plc’s (the “Issuer”) Form 10-Q for the quarterly period ended March 31, 2023 filed with the Securities and Exchange Commission on May 9, 2023.

CUSIP No. G5890A102	Page 3 of 12

(1)	Names of reporting persons FYI S.a.r.l.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Luxembourg

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 284,656
	(9)	Sole dispositive power
	(10)	Shared dispositive power 284,656

(11)	Aggregate amount beneficially owned by each reporting person 284,656
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 2.16%(1)
(14)	Type of reporting person (see instructions) OO

(1)

Based on 13,170,932 Shares reported outstanding as of May 5, 2023 in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2023 filed with the Securities and Exchange Commission on May 9, 2023.

CUSIP No. G5890A102	Page 4 of 12

(1)	Names of reporting persons Olifant Luxco S.a.r.l.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Luxembourg

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 270,630
	(9)	Sole dispositive power
	(10)	Shared dispositive power 270,630

(11)	Aggregate amount beneficially owned by each reporting person 270,630
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 2.05%(1)
(14)	Type of reporting person (see instructions) OO

(1)

Based on 13,170,932 Shares reported outstanding as of May 5, 2023 in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2023 filed with the Securities and Exchange Commission on May 9, 2023.

CUSIP No. G5890A102	Page 5 of 12

(1)	Names of reporting persons Bracebridge Capital, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 2,033,257
	(9)	Sole dispositive power
	(10)	Shared dispositive power 2,033,257

(11)	Aggregate amount beneficially owned by each reporting person 2,033,257
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 15.44%(1)
(14)	Type of reporting person (see instructions) IA

(1)

Based on 13,170,932 Shares reported outstanding as of May 5, 2023 in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2023 filed with the Securities and Exchange Commission on May 9, 2023.

CUSIP No. G5890A102	Page 6 of 12

Item 1.	SECURITY AND ISSUER.

This Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, $0.01 par value, (the “Shares”) of Mallinckrodt plc, incorporated under the laws of Ireland (the “Issuer”). The address of the principal executive offices of the Issuer is College Business & Technology Park, Cruiserath, Blanchardstown, Dublin 15, Ireland.

Item 2.	IDENTITY AND BACKGROUND.

This statement is filed by Bracebridge Capital, LLC, a Delaware limited liability company (“Bracebridge”), FFI III S.a r.l., a Luxembourg societe a responsabilite limitee (“FFI”), FYI S.a.r.l., a Luxembourg societe a responsabilite limitee (“FYI”) and Olifant Luxco S.a r.l., a Luxembourg societe a responsabilite limitee (“Olifant” and, together with FFI and FYI (the “Bracebridge Funds” and, together with Bracebridge, FFI, and FYI the “Reporting Persons”). Bracebridge is the investment adviser to the Bracebridge Funds and is primarily in the business of providing investment advice to private funds. The Bracebridge Funds are special purpose vehicles that are primarily engaged in making investments. The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 99.1 hereto.

The principal business address of the Reporting Persons is 888 Boylston Street, Suite 1500, Boston, MA, 02199.

The information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and is hereby incorporated by reference.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the persons listed in Schedule A (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source of funding for the acquisition of interests in the Issuer was capital contributed by the investors in the Bracebridge Funds.

Item 4.	PURPOSE OF TRANSACTION.

The information set forth in Item 3 is incorporated herein by reference.

The Reporting Persons and their respective representatives have engaged, and expect to continue to engage, from time to time, in discussions with the Issuer’s management and/or the board of directors (the “Board”), and/or their respective advisors, regarding, among other things, the Issuer’s business, strategies, management, governance, operations, performance, financial matters, capital structure, corporate expenses, status of projects, market positioning and strategic and other transactions including financing or recapitalization transactions that may involve one or more of the Reporting Persons and/or their respective affiliates and/or other existing or potential creditors of the Issuer and have engaged, and expect to continue to engage, from time to time, in discussions with other current or prospective holders of debt, notes, instruments, or Common Stock or other equity of the Issuer (collectively, “Securities”), holders of other claims, industry analysts, research analysts, rating agencies, existing or potential strategic

CUSIP No. G5890A102	Page 7 of 12

partners, acquirers or competitors, financial sponsors, investment firms, investment professionals, capital and potential capital sources, providers of letters of credit and surety bonds, operators, financial, and other consultants and advisors and other third parties regarding such matters (in each case, including with respect to providing or potentially providing capital to the Issuer or exchanging outstanding debt securities for other securities, including in connection with a transaction that may involve one or more of the Reporting Persons and/or their respective affiliates and/or other holders of Securities of, or claims against, the Issuer) as well as other matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

These discussions may encompass a broad range of matters relating to the Issuer, including, among other things, the Issuer’s business, operations, finances, management, organizational documents, ownership, capital and corporate structure, dividend policy, corporate governance, the Board and committees thereof, management and director incentive programs, strategic alternatives and transactions involving the Issuer or one or more of its subsidiaries (and potentially involving one or more of the Reporting Persons and/or their respective affiliates and/or other holders of Securities of, or claims against, the Issuer), and any regulatory or legal filings, clearances, approvals or waivers, or Issuer or Board consents, relating to the foregoing. The Reporting Person have exchanged and expect to continue to exchange information with the Issuer or other persons or entities pursuant to confidentiality or similar agreements and may enter into expense reimbursement and other agreements with the Issuer and others. The Reporting Persons intend to consider, explore and develop plans, make proposals and negotiate agreements with respect to or relating to, among other things, the foregoing matters and may take other steps seeking to bring about changes with respect to the Issuer as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons may also take steps to explore or prepare for various plans, proposals or actions, or propose transactions, regarding any of the foregoing matters, before forming an intention to engage in any such plans, proposals or actions or proceed with any such transactions.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis. Depending on various factors, including the outcome of any discussions referenced above, the Issuer’s business, financial position, results, strategic direction or prospects or any strategic alternatives or transactions, actions taken by the Issuer’s management or the Board, price levels of one or more Securities, other investment opportunities available to the Reporting Persons, conditions in the securities, loan or bond markets, general economic or industry conditions or any changes in law or regulations, the Reporting Persons and/or their respective affiliates may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including the actions and matters described in the preceding paragraphs, acquiring, or causing to be acquired, additional Securities, or disposing of, or causing to be disposed, some or all of the Securities beneficially owned by them, in the public market, in privately negotiated transactions or otherwise, modifying or seeking to modify the terms of any Securities held by them, including through refinancing such Securities, entering into derivatives transactions and other agreements or instruments that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer, forming joint ventures with the Issuer or with third parties with respect to the Issuer, its assets or Securities or its subsidiaries, providing debt or equity financing or other forms of capital to the Issuer or to potential strategic partners or acquirers of the Issuer, pledging their interest in Securities as a means of obtaining liquidity or as credit support for loans or other extensions of credit, entering into strategic or other transactions involving the Issuer, its assets or Securities or its subsidiaries or their assets and one or more of the Reporting Persons and/or their affiliates and/or other stockholders of the Issuer, or forming, making or undertaking other purposes, plans or proposals regarding the Issuer or any of its Securities or its subsidiaries, businesses or assets.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Statement is incorporated by reference in its entirety into this Item 5.

CUSIP No. G5890A102	Page 8 of 12

(a), (b) The percentage of Shares beneficially owned by the Reporting Persons is based on 13,170,932 Shares reported outstanding as of May 5, 2023 in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2023 filed with the Securities and Exchange Commission on May 9, 2023. Each of the Reporting Persons has the power to vote and dispose of the Shares beneficially owned by such entity (as described above), and each of the Reporting Persons expressly disclaims beneficial ownership of any Shares not owned directly by it except to the extent of any pecuniary interest therein. Bracebridge, as the investment manager of each of the Bracebridge Funds, has the authority to vote and dispose of all of the Shares reported in this Schedule 13D, but expressly disclaims beneficial ownership of any Shares not owned directly by it except to the extent of its pecuniary interest therein.

(c) The Reporting Persons have not effected transactions in the Shares during the past sixty days.

(d) No person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares held by the Reporting Persons.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Items 3, 4 and 5 is incorporated herein by reference.

Except as described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including, but not limited to, any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 99.1:	Joint Filing Agreement

CUSIP No. G5890A102	Page 9 of 12

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date: June 16, 2023

BRACEBRIDGE CAPITAL, LLC

By:	/s/ John N. Spinney, Jr.
Name:	John N. Spinney, Jr.
Title:	Authorized Signatory

FFI III S.A R.L.

By:	/s/ John N. Spinney, Jr.
Name:	John N. Spinney, Jr.
Title:	Authorized Signatory

FYI S.A R.L.

By:	/s/ John N. Spinney, Jr.
Name:	John N. Spinney, Jr.
Title:	Authorized Signatory

OLIFANT LUXCO S.A R.L.

By:	/s/ John N. Spinney, Jr.
Name:	John N. Spinney, Jr.
Title:	Authorized Signatory

CUSIP No. G5890A102	Page 10 of 12

Schedule A

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of Bracebridge Capital, LLC:

Name	Position and Present Principal Occupation	Citizenship	Business Address
John N. Spinney	Chief Financial Officer and Chief Operating Officer	United States	c/o Bracebridge Capital, LLC, 888 Boylston Street, Suite 1500, Boston, MA, 02199

William D. Townley	General Counsel and Chief Compliance Officer	United States	c/o Bracebridge Capital, LLC, 888 Boylston Street, Suite 1500, Boston, MA, 02199

Nancy G. Zimmerman	Managing Member	United States	c/o Bracebridge Capital, LLC, 888 Boylston Street, Suite 1500, Boston, MA, 02199

Gabriel B. Sunshine	Managing Member	United States	c/o Bracebridge Capital, LLC, 888 Boylston Street, Suite 1500, Boston, MA, 02199

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of FFI III S.a.r.l.:

Name	Position and Present Principal Occupation	Citizenship	Business Address
John N. Spinney, Jr.	Director	United States	c/o Bracebridge Capital, LLC, 888 Boylston Street, Suite 1500, Boston, MA, 02199

George Gilpin	Director	United States	c/o Bracebridge Capital, LLC, 888 Boylston Street, Suite 1500, Boston, MA, 02199

Kathryn O’Sullivan	Director	United Kingdom	19, rue de Bitbourg, L-1273 Luxembourg, Grand-Duchy of Luxembourg

Darren Gorman	Director	Ireland	19, rue de Bitbourg, L-1273 Luxembourg, Grand-Duchy of Luxembourg

Nicholas Parkes	Director	United Kingdom	19, rue de Bitbourg, L-1273 Luxembourg, Grand-Duchy of Luxembourg

CUSIP No. G5890A102	Page 11 of 12

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director of FYI S.a.r.l.:

Name	Position and Present Principal Occupation	Citizenship	Business Address
John N. Spinney, Jr.	Director	United States	c/o Bracebridge Capital, LLC, 888 Boylston Street, Suite 1500, Boston, MA, 02199

George Gilpin	Director	United States	c/o Bracebridge Capital, LLC, 888 Boylston Street, Suite 1500, Boston, MA, 02199

Kathryn O’Sullivan	Director	United Kingdom	19, rue de Bitbourg, L-1273 Luxembourg, Grand-Duchy of Luxembourg

Darren Gorman	Director	Ireland	19, rue de Bitbourg, L-1273 Luxembourg, Grand-Duchy of Luxembourg

Nicholas Parkes	Director	United Kingdom	19, rue de Bitbourg, L-1273 Luxembourg, Grand-Duchy of Luxembourg

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director of and/or executive officer Olifant Luxco S.a.r.l.:

Name	Position and Present Principal Occupation	Citizenship	Business Address
John N. Spinney, Jr.	Director	United States	c/o Bracebridge Capital, LLC, 888 Boylston Street, Suite 1500, Boston, MA, 02199

George Gilpin	Director	United States	c/o Bracebridge Capital, LLC, 888 Boylston Street, Suite 1500, Boston, MA, 02199

Kathryn O’Sullivan	Director	United Kingdom	19, rue de Bitbourg, L-1273 Luxembourg, Grand-Duchy of Luxembourg

Darren Gorman	Director	Ireland	19, rue de Bitbourg, L-1273 Luxembourg, Grand-Duchy of Luxembourg

Nicholas Parkes	Director	United Kingdom	19, rue de Bitbourg, L-1273 Luxembourg, Grand-Duchy of Luxembourg